Exhibit 23.5

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of NTN Buzztime, Inc. on Amendment No. 3 to Form S-4 of our report dated April 24, 2020, with respect to our audits of the financial statements of Brooklyn Immunotherapeutics, LLC (Successor) and IRX Therapeutics, Inc. (Predecessor) (the “Company”) as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period of November 6, 2018 through December 31, 2018 (Successor), and the period from January 1, 2018 through November 5, 2018 (Predecessor), which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

January 19, 2021